Contact

www.linkedin.com/in/
hamishmckenzie (LinkedIn)

Honors-Awards

Finalist, Best Junior Feature Writer
(Magazines)

Best Feature Writer (Profile)

Hamish McKenzie
Cofounder at Substack
San Francisco, California, United States

Summary

Co-founder of Substack, a platform that makes it simple to start a
paid newsletter.

Author of Insane Mode: How Elon Musk's Tesla Sparked an Electric
Revolution to End the Age of Oil (November 2018).

Journalist and former lead writer for Tesla. One-time reporter for
tech blog PandoDaily. Former freelancer, writing for publications in
New Zealand, Australia, Hong Kong, Canada, the UK, and the US,
covering technology, business, pop culture, and politics.

Experience

Substack
Co-founder and Chief Writing Officer
July 2017 - Present (5 years 10 months)
San Francisco Bay Area

Substack makes it simple for a writer to start a paid email newsletter. You don't
need to figure out (and then manage) a complicated array of tools. Substack
offers an all-in-one solution to help you get paid for your writing.

Kik Interactive, Inc.
Editorial Advisor
April 2015 - April 2017 (2 years 1 month)
San Francisco Bay Area

Helped to tell Kik's story.

Tesla
Lead Writer
January 2014 - March 2015 (1 year 3 months)
Palo Alto

Helped to tell Tesla's story.

PandoDaily

Reporter

April 2012 - December 2013 (1 year 9 months)

Reporter for tech blog PandoDaily, covering startups and technology, with a particular focus on media, government and politics, and international coverage.

Independent

Journalist

June 2010 - April 2012 (1 year 11 months)

Freelance journalist with a wide range of interests. Wrote for numerous publications in the US, the UK, Canada, New Zealand, Australia, and Hong Kong.

Publications include: The Guardian, New Zealand Listener, New Zealand Herald, Dominion Post, Globe and Mail, Toronto Star, South China Morning Post, Austin American-Statesman, CNN.com, Asia Sentinel, Wallpaper* City Guides, Time Out City Guides, Time Out Hong Kong, Truth Out, Unlimited, TV Guide, and The Cut.

Time Out Hong Kong

Features Editor

January 2008 - April 2010 (2 years 4 months)

Hong Kong

Features Editor at Time Out Hong Kong, a magazine that is part of an international network that covers arts and entertainment as well as civic issues. Also a columnist for the magazine and past music and online editor. One of the senior editors who helped launch the publication in 2008. Editorial lead in launching the website.

Digital Media

Senior Reporter

November 2006 - December 2007 (1 year 2 months)

Hong Kong

Helped launch Digital Media, a monthly magazine that was published by Haymarket Media and covered the digital marketing industry in Asia. Wrote cover stories, profiles, news, and analyses. Also commissioned and edited stories.

Critical Publications

Publications Editor

January 2004 - December 2004 (1 year)

Dunedin, New Zealand

Oversaw and edited a stable of university student-focused publications, including a weekly flagship with 16,000 readers that won five of the 12 national student media awards that year. Finalist for a Qantas Media Award (New Zealand national media award) in feature writing for work done while at Critical Publications.

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Education

University of Otago
Bachelor of Arts - BA, English Language and Literature/Letters · (2000 - 2004)

The University of Western Ontario
Master of Arts in Journalism, Journalism · (2005 - 2006)

Y Combinator
· (2018 - 2018)